U.S. Securities and Exchange Commission
Division of Investment Management

August 4, 2025

VIA E-MAIL

George Silfen, Esq.
Alston & Bird LLP
90 Park Avenue
New York, New York 10016

Re: Saba Capital Income & Opportunities Fund
Initial Registration Statement on Form N-2
File Nos: 333-288532 and 811-05410

Dear Mr. Silfen:

On July 3, 2025, Saba Capital Income & Opportunities Fund (the "Fund") filed a registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").

We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

**General:**

1. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

2. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement in addition to the request for co-investment relief. Where the Fund has not yet received an exemptive order, please ensure throughout that the disclosure is clear that there is no guarantee that the registrant will receive such order.

**Accounting comments:**

**Fee Table, p. 5**

3. We note that the management fee is calculated on managed assets rather than net assets at the rate shown and, therefore, the rate is understated. Please revise the fee table and expense example accordingly.

4. In footnote 4, you state that the Expense Limitation Agreement expires on July 1, 2025, a day before the current registration statement was filed with the SEC. Please clarify whether the Expense Limitation Agreement has been renewed or revise the fee table accordingly. We also note the reference to 1.05% of Managed Assets plus 0.30% of daily net assets; please confirm this is correct. Should the calculation be against net assets for both?

**Financial Highlights, p. 7**

5. Please note that Form N-2 requires 10 years of financial highlights. Please update accordingly.

**Investment Management Agreement, p.63**

6. Please update the expiration date of the current Expense Limitation Agreement if it has been extended.

**Incorporation by Reference, p. 79**

7. Please add a hyperlink to each item incorporated by reference.

8. We note that the Fund's annual report for October 31, 2024, is now stale. Please include the Fund's April 20, 2025, semi-annual report.

**Financial Statements**

9. We note the Fund's financial statements for the fiscal year ended October 31. 2024 are stale. Please include April 30, 2025, semi-annual financial statements and the appropriate hyperlinks to filings.

**Exhibits**

10. We remind you that exhibit (n) consent of auditor is required before the filing may go effective.

**<u>Legal comments</u>:**

**Cover Page**

11. We note the references to warrants at the top of the cover page, underneath "Shares of Beneficial Interest" and "Rights to Purchase Shares of Beneficial Interest." Please delete the reference or revise the prospectus to describe these warrants.

12. We note the fund may use leverage, please also add a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1. of Form N-2 and Guidelines to Form N-2, Guide 6.

**Prospectus Summary**

**The Fund, p. 1**

13. In the second paragraph, we note the use of April 30, 2025, as the date for reporting net assets and other information. Please consider updating to a more recent date.

**Investment Objectives and Policies, p.2**

14. Please clarify those securities that the Fund "will" invest in, not "may" invest in as drafted. See Item 8.2 of Form N-2.

15. Please summarize with more specificity the investments in which the fund will invest. Please also clarify the adviser's investment process, disclosing how the adviser decides which investments to buy and sell.

**Leverage, p. 2**

16. The first paragraph states that the Fund currently leverages its assets through direct borrowing under a facility with TD Bank. Supplementally, please discuss whether this agreement will be filed as an exhibit to the registration statement.

17. The fourth sentence of the first paragraph suggests the Fund may issue debt securities or preferred shares. Please supplementally explain whether the Fund plans to issue debt or preferred shares in the next twelve months.

**Distributions, p. 3**

18. Please clarify what is being referred to in the fourth paragraph where you state "The Fund generally intends to distribute any long-term capital gains … but is not obligated to do so." For example, we note the taxation section on page 70 states that the Fund may retain net capital gains of any investment company and may be subject to tax at regular corporate rates on the amount retained.

**Special Risk Considerations, p. 4**

19. Please summarize the principal risks of investing in the Fund.

**The Fund's Investments**

**Investment Objectives and Policies, p. 11**

20. We note that the Fund is currently operating as a closed-end fund Please review the discussion of the Fund's principal strategies and risks and clarify which investments described are currently principal investments/risks of the Fund. It is unclear whether the Fund currently invests or intends to invest in all of the enumerated investments principally. To the extent the registration statement seeks to expand the Fund's permitted principal investments by investing in these investments in the future, please so state. Please clearly identify non-principal investments.

21. Where appropriate, please disclose any risks related to the Fund's status as a non-diversified investment company.

**Closed-End Funds, p.12**

22. In the third paragraph, we note that the Fund may also invest in closed-end funds that are, or the Adviser believes may become, the subject of an activist campaign by a shareholder. Please consider highlighting this is the Summary if this will be part of the Fund's principal strategy.

**Private Credit, p. 13 and Private Equity Funds, p. 21**

23. Supplementally, please clarify the extent to which the Fund intends to invest in private funds. We may have additional comments based on your response.

24. If investments in private funds will be a significant part of the Fund's portfolio, please discuss how the Fund anticipates addressing the possibility of information asymmetry between the information regarding the underlying private funds available to retail investors purchasing shares of the Fund on the exchange and the information available to investors that invest directly in the underlying private funds. Will the Fund make information it receives regarding the underlying private funds publicly available?

**Collateralized Loan Obligations, p. 15**

25. Please clarify whether the Fund may invest in all tranches including lower rated tranches.

**U.S. Government Debt Securities, p. 17**

26. Please consider revising the registration statement to ensure defined terms are used consistently throughout. For example, we note "STRIPS" is defined in this section but

not used again until page S-16 of the SAI, where the abbreviation has a different meaning.

**Other Investment Companies, p. 23**

27. Please clarify what is meant by "exposure to cryptocurrency" in the last sentence of this section. See also see the same statement in the first paragraph of the "Private Funds" section. Please disclose any applicable risks, as appropriate.

**Other Investments/Techniques, Derivatives, p. 24**

28. We note this section states: "The Fund typically will not gain investment exposure to the commodities market directly but may do so indirectly through investment in one or more subsidiaries." For purposes of the comments below, the term "subsidiary" includes an entity that is (i) primary controlled by the Fund and (ii) primarily engages in investment activities in securities or other assets.

a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each subsidiary.

b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats each subsidiary's debt as its own for purposes of Section 18.

c. Disclose that any investment adviser to a subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

e. Disclose any of a subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

f. Confirm in correspondence that: (1) each subsidiary, if a foreign entity, and its board of directors will agree to designate an agent for service of process in the United States; (2) a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; (3) the financial statements of each subsidiary will be consolidated with those of the Fund. If not, please explain why not; (4) for a wholly owned subsidiary, its management fee (including any performance fee), will be included in "Management Fees," and its expenses will be included in "Other Expenses" in the fee table.

**Derivatives, p. 28**

29. For clarity, please consider combining this section with the earlier section describing derivatives on page 24 and the later discussion of derivatives on pages 35-37.

**Bank Loans Risk, p. 29**

30. Please disclose the risks related to longer settlement periods for bank loans and clarify how the Fund will cover short-term liquidity needs which may arise.

**Exchange Traded Fund (ETF) Risk, p. 38**

31. Please add additional risk factor disclosure clarifying that the market price of an ETF may differ from the ETF's NAV, particularly during times of market stress.

**Failures of Futures Commission Merchants and Clearing Organizations Risk, p.39**

32. Please define "CEA".

**Secondary Investments, p. 56**

33. With respect to secondary purchases of private fund interests, please disclose that investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV. In appropriate locations in the Prospectus, explain in plain English terms: (a) how Secondary Investments acquired at a discount may result in unrealized gains at the Fund's next NAV calculation; (b) the impact of these unrealized gains on the Fund's NAV and investment performance: (c) any attendant risks to the mark-up to NAV; and (d) any tax impact to Shareholders

**Sector Risk, p. 57**

34. Please clarify if the Fund currently focuses on any particular sector or industry.

**Senior Loan Risk, p. 57**

35. Please address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement period described in this risk.

**Rights Offering, p. 68**

Where appropriate, please clarify the risk that a rights offering may substantially dilute the aggregate net asset value of the shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect upon completion of the offering to own smaller proportional interest in the Fund than before the offering.

**Statement of Additional Information**

**Investment Restrictions, p. S-3 - S-4**

36. Supplementally, please explain how the Fund's non-diversified status is consistent with fundamental investment restriction #3.

**Incorporation by Reference, p. S-69**

37. Please add a hyperlink to each document incorporated by reference.

* * * * *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

Sincerely,

/s/ Jaea Hahn

Jaea Hahn
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Asen Parachkevov, Branch Chief
Catalina Jaime, Accounting Branch Chief
David Manion, Accounting Reviewer